UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.            )*

Buckeye Oil & Gas, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

118221 -100

(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue ,Suite 5
Lynbrook, NY 11563
(516) 887-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 118221-100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Ravi Dhaddey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 32,900,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 32,900,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.39%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.0001 par value (the “Shares”), of Buckeye Oil & Gas, Inc., a Florida corporation (the “Company”). The principal executive offices of the Company are located at 8275 S. Eastern Ave, Suite 200, Las Vegas, NV 89123.

Item 2.	Identity and Background.

(a)	The person filing this statement is Ravi Dhaddey (the “Reporting Person”)

(b)	The Reporting Person’s business address is 8275 S. Eastern Ave, Suite 200, Las Vegas, NV 89123.

(c)	The Reporting Person’s principal occupation is a lawyer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)
During the last five years, the Reporting Person has not been a party to any civil proceeding of a   judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 2, 2011, the Reporting Person purchased 32,900,000 Shares pursuant to that certain Stock Purchase Agreement, dated as of June 2, 2011, by and among  Jamie Mills, the Company and the Reporting Person and Pol Brisset (the “Acquisition”). In consideration for the Shares, the Reporting Person paid $341,176 from his personal funds.

Item 4.	Purpose of Transaction.

he purpose of the Acquisition was to acquire a majority interest and control of the Company.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as a   merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the  present  board of  directors  or  management  of the Company,  including  any  plans or  proposals  to  change  the  number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any  other  material  change  in the  Company's  business  or  corporate structure,  including  but  not  limited  to,  if  the  Company  is a  registered closed-end investment company, any plans or proposals to make any changes in its investment  policy for which a vote is required by Section 13 of the  Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws, or instruments  corresponding thereto or other  actions  which may impede  the  acquisition  of control of the issuer by any person;

     (h)  Causing a class of  securities  of the  Company to be  delisted  from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of  equity  securities  of the  Company  becoming  eligible  for termination  of  registration  pursuant to Section  12(g)(4)  of the  Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person is deemed to beneficially own 32,900,000 Shares, or approximately 55.39% of the issued and outstanding shares of the Company (59,400,000).

(b)	The Reporting Person has sole power to vote and sole power to dispose of 32,900,000 Shares.

(c)
During the 60 days on or prior to June 2, 2011, other than the transactions described in this Schedule 13D, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1
Stock Purchase Agreement dated as of June 2, 2011 by and among Ravi Dhaddey and Pol Brisset, jointly and severally, Benefit Solutions Outsourcing Corp., a Florida corporation, and Jamie Mills (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 8, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2011

/s/
	By:	Ravi Dhaddey

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).